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                                                              EXHIBIT (A)(1)(II)

                     SUPPLEMENT DATED DECEMBER 19, 1997 TO
                  OFFER TO PURCHASE DATED NOVEMBER 28, 1997 OF
                       ZEPHYROS ACQUISITION CORPORATION,
                          A WHOLLY-OWNED SUBSIDIARY OF
                       LUND INTERNATIONAL HOLDINGS, INC.

To the Holders of Common Stock
of Deflecta-Shield Corporation:

    This Supplement amends and supplements the Offer to Purchase dated November 28, 1997 (and related documents) (collectively, the 'Offer to Purchase') of Zephyros Acquisition Corporation, a Delaware corporation (the 'Purchaser') and a wholly-owned subsidiary of Lund International Holdings, Inc., a Delaware corporation (the 'Parent'), with respect to the tender offer made by the Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the 'Common Stock'), of Deflecta-Shield Corporation, a Delaware corporation (the 'Company'), at a price of $16.00 per share net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

    1. The following subsection is hereby added to Section 8 of the Offer to Purchase, 'Certain Information Concerning the Company,' immediately after the subsection entitled 'Selected Financial Information':

    Certain Company Projections. To the knowledge of the Parent and the Purchaser, the Company does not, as a matter of course, make public forecasts as to its future financial performance. However, in connection with discussions concerning the Offer and the Merger, the Company furnished the Parent with financial projections. These projections were prepared by the chief financial officer of the Company, but without significant involvement on the part of the Company's operating executives, managers, and site controllers. Consequently, they may have been different if such other persons within the Company had been consulted.

    The Company's projections for 1997 anticipated net sales of approximately $73.2 million, increasing to $79.9 million for 1998, $85.6 million for 1999 and $91.8 million for 2000. Earnings before interest and taxes were projected to be approximately $6.5 million for 1997, increasing to $10.1 million for 1998, $12.2 million for 1999 and $13.9 million for 2000. Net income was projected to be approximately $3.5 million, resulting in estimated earnings of approximately $0.73 per share, for 1997, increasing to net income of $5.8 million, or earnings of $1.20 per share, for 1998, net income of $7.2 million, or earnings of $1.50 per share, for 1999, and net income of $8.4 million, or earnings of $1.74 per share, for 2000.

    The foregoing projections do not reflect recent developments which have occurred since they were prepared, such as the Offer and the proposed Merger. This reference to the projections is provided solely because such projections have been provided to the Purchaser and neither the Purchaser, the Parent, nor the Company believes that such projections should be relied upon.

    THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. THESE FORWARD-LOOKING STATEMENTS (AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995) ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PROJECTIONS. THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS
AND WERE PREPARED BY THE CHIEF FINANCIAL OFFICER OF THE COMPANY, BUT WITHOUT SIGNIFICANT INVOLVEMENT ON THE PART OF THE COMPANY'S OPERATING EXECUTIVES, MANAGERS AND SITE CONTROLLERS. CONSEQUENTLY, THEY MAY HAVE BEEN DIFFERENT IF
SUCH OTHER PERSONS HAD
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BEEN CONSULTED. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE
IN PREPARING THE PROJECTIONS WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE
INCLUSION OF THE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT ANY OF THE PARENT, THE PURCHASER, THE COMPANY OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE PROJECTIONS SHOULD NOT BE RELIED UPON AS SUCH. NEITHER THE PARENT, THE PURCHASER, THE COMPANY NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, OR MAKES ANY REPRESENTATION TO ANY
PERSON REGARDING THE INFORMATION CONTAINED IN THE PROJECTIONS, AND NONE OF THEM INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR.

    2.  The following paragraph is hereby added to the subsection
"Confidentiality Agreement" set forth in Section 11 of the Offer to Purchase, "Background of the Offer; Contacts with the Company; Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder Agreements; Certain Other Agreements."

    Harvest and the Parent are parties to a Management Agreement pursuant to which Harvest, among other things, provides the Parent with certain financial and advisory services in consideration for an annual fee. As a result, Harvest was made a party to the Confidentiality Agreement so that Harvest could obtain and analyze, on behalf of the Parent, certain confidential information relating to the Company. Two of the seven directors of the Parent are principals of Harvest, including one who serves as Chairman of the Board, in which capacity he participated in negotiations with the Company. LIH Holdings II, an affiliate of Harvest, will provide to the Parent the equity contribution which will be used to finance a portion of the purchase price of the Shares in the Offer.

    3. Subsequent to the mailing to stockholders of the Company of the Offer to Purchase, President Clinton declared Friday, December 26, 1997, a federal holiday. Pursuant to Rule 14e-1 promulgated by the Commission under the Exchange Act, a tender offer must remain open for twenty business days from the date such tender offer is first published or sent to securityholders. Rule 14d-1 promulgated by the Commission under the Exchange Act provides that a 'business day' does not include a federal holiday. ACCORDINGLY, THE EXPIRATION DATE OF THE OFFER IS HEREBY BEING EXTENDED TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, DECEMBER 29, 1997. All references to the Expiration Date of the Offer contained in the Offer to Purchase (and all related documents) are hereby revised to give effect to the foregoing.